VASOGEN INC.

CONTACT:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


          DR. VALENTIN FUSTER JOINS VASOGEN'S SCIENTIFIC ADVISORY BOARD

TORONTO, ONTARIO (APRIL 14, 2003) -- VASOGEN INC. (TSX:VAS; AMEX:VSV), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease and other chronic inflammatory disorders, is pleased to announce the appointment of Valentin Fuster, MD, PhD, to its Scientific Advisory Board. Dr. Fuster is the Director of The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josee and Henry R. Kravis Cardiovascular Health Center at the Mount Sinai School of Medicine in New York, where he is also the Richard Gorlin, MD/Heart Research Foundation Professor of Cardiology. Dr. Fuster is recognized as a leading expert in coronary disease, atherosclerosis, and thrombosis research.

"We are very pleased with the appointment of Valentin Fuster to Vasogen's Scientific Advisory Board," commented Dr. Robert Roberts, Chief of Cardiology at Baylor College of Medicine and Chairman of Vasogen's Scientific Advisory Board. "Dr. Fuster's extensive knowledge and experience add considerable strength to our world-class advisory board."

Dr. Fuster is past-President of the American Heart Association, former member of the National Heart, Lung, and Blood Institute Advisory Council, and Chairman of the Fellowship Training Directors Program of the American College of Cardiology. He has published over 400 articles on coronary disease, atherosclerosis, and thrombosis, and is the Lead Editor of "The Heart," a major textbook on cardiology. Dr. Fuster has received many awards, including the Andreas Gruntzig Scientific Award of the European Society of Cardiology, the Lewis A. Conner Memorial Award for scientific accomplishment by the American Heart Association, and the Distinguished Scientist Award from the American College of Cardiology. Dr. Fuster is also the recipient of the Distinguished Achievement Award from the Council of Clinical Cardiology of the American Heart Association, the Distinguished Service Award from the American College of Cardiology for his contribution to medicine, and the James B. Herrick Award from the American Heart Association Council on Clinical Cardiology. He is the recipient of nine honorary degrees from distinguished universities throughout the world, and received the Principe de Asturias Award of Science and Technology, the highest award to Spanish-speaking scientists from the son of the King and Queen of Spain. Recently, Dr. Fuster was elected as a member of the Institute of Medicine of the National Academy of Sciences, and was appointed President-Elect of the World Heart Federation. This month, Dr. Fuster will receive the "Gold Heart Award," the American Heart Association's highest award.

    VASOGEN IS FOCUSED ON THE RESEARCH, DEVELOPMENT, AND COMMERCIALIZATION OF IMMUNE MODULATION THERAPIES FOR THE TREATMENT OF CARDIOVASCULAR AND OTHER
      INFLAMMATORY DISEASES. VASOGEN'S LEAD CLINICAL INDICATIONS IN CHRONIC HEART FAILURE AND PERIPHERAL ARTERIAL DISEASE ARE CURRENTLY IN PIVOTAL PHASE
     III DEVELOPMENT. VASOGEN IS ALSO INVESTIGATING THE POTENTIAL OF IMMUNE
              MODULATION THERAPIES IN NEURO-INFLAMMATORY DISEASES.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.